UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___0_____)*

SYNERGY RESOURCES CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87164P103

(CUSIP Number)

Frank L. Jennings; 20203 Highway 60, Platteville, Colorado 80651; 303-591-7413

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164P103	13G	Page 1 of 3 Pages

1.	NAMES OF REPORTING PERSONS

Bayswater Blenheim Holdings, LLC (“BBH”) Bayswater Blenheim Holdings II, LLC (“BBHII”) Bayswater Exploration & Production, LLC (“BEP”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BBH EIN: 27-3771860 BBHII EIN: 46-0834203 BEP EIN: 20-1398370

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

BBH: Delaware BBHII: Delaware BEP: Colorado

	5.	SOLE VOTING POWER

		BBH: 3,794,678 BBHII: 230,236 BEP: 623,222

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		BBH: 3,794,678 BBHII: 230,236 BEP: 623,222

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

BBH: 3,794,678 BBHII: 230,236 BEP: 623,222 Total: 4,648,136

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

BBH: 4.79% BBHII: 0.29% BEP: 0.79% Total: 5.86%

12.	TYPE OF REPORTING PERSON (see instructions)

BBH: OO BBHII: OO BEP: OO

CUSIP No. 87164P103	13G	Page 2 of 3 Pages

Item 1.

(a)	Name of Issuer

Synergy Resources Corporation

(b)	Address of Issuer’s Principal Executive Offices

20203 Highway 60
Platteville, Colorado 80651
Item 2.
(a)	Name of Person Filing

Bayswater Blenheim Holdings, LLC (“BBH”)
Bayswater Blenheim Holdings II, LLC (“BBHII”)
Bayswater Exploration & Production, LLC (“BEP”)

(b)	Address of the Principal Office or, if none, residence

BBH and BBHII:	300 Connell Drive
Suite 5200
Berkeley Heights, NJ 07922

BEP:	730 17th Street
Suite 610
Denver, Colorado 80202

(c)	Citizenship

BBH:	USA (Delaware)
BBHII:	USA (Delaware)
BEP:	USA (Colorado)

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

87164P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,648,136

(b)	Percent of class: 5.86%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote BBH: 3,794,678 BBHII: 230,236 BEP: 623,222 Total: 4,648,136

(ii)	Shared power to vote or to direct the vote. 0

(iii)	Sole power to dispose or to direct the disposition of BBH: 3,794,678 BBHII: 230,236 BEP: 623,222 Total: 4,648,136

(iv)	Shared power to dispose or to direct the disposition of. 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

Bayswater Blenheim Holdings, LLC – a limited liability company

Bayswater Blenheim Holdings II, LLC – a limited liability company

Bayswater Exploration & Production, LLC – a limited liability company

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87164P103	13G	Page 3 of 3 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/18/2014
Date

/s/ Guy Castranova
Signature

Guy Castranova, Managing Director, Blenheim Natural Resources Management, LLC, Manager of Blenheim Natural Resources Fund, LLC, Member of Bayswater Blenheim Holdings, LLC
Name/Title

/s/ Guy Castranova
Signature

Guy Castranova, Managing Director, Blenheim Natural Resources Management, LLC, Manager of Blenheim Natural Resources Fund, LLC, Member of Bayswater Blenheim HoldingsII, LLC
Name/Title

/s/ Stephen M. Struna
Signature

Stephen M. Struna, President of Bayswater Exploration & Production, LLC
Name/Title

EXHIBIT A

Joint Filing Agreement Pursuant To Rule 13d-1(K)
Of The Securities And Exchange Act Of 1934

Pursuant to Rule 13d-1(k) of the Securities and Exchange Act of 1934, the undersigned hereby agree that each person or entity on whose behalf this statement is filed is responsible for its timely filing and any amendments hereto; for the completeness and accuracy of the information concerning the persons or entities contained herein; and that each individual person or entity is not responsible for the completeness or accuracy of the information concerning the other persons or entities making this filing, unless any such person or entity knows or has reason to believe that said information is inaccurate.

Dated:  As of December 15, 2014

BAYSWATER BLENHEIM HOLDINGS, LLC

By:	Blenheim Natural Resources Fund, LLC, Member
By:	Blenheim Natural Resources Management, LLC, Manager

By:	/s/ Guy Castranova
Guy Castranova, Managing Director

BAYSWATER BLENHEIM HOLDINGS II, LLC

By:	Blenheim Elgin Natural Resources Fund II, LLC, Member
By:	Blenheim Natural Resources Management, LLC, Manager

By:	/s/ Guy Castranova
Guy Castranova, Managing Director

BAYSWATER EXPLORATION & PRODUCTION, LLC

By:	/s/ Stephen M. Struna
Stephen M. Struna, President